Citibank Credit Card Issuance Trust
Final Term Sheet dated February 1, 2008
$1,100,000,000 Floating Rate Class 2008-A2 Notes of January 2018
(Legal Maturity Date January 2020)

            The issuance trust proposes to issue and sell Class 2008-A2 Notes of the Citiseries pursuant to the base prospectus (the “prospectus”) dated January 23, 2008, as supplemented. The offered Class A Notes will have substantially the same terms and underwriting arrangements as the Class 2007-A11 Notes described in the prospectus supplement dated January 4, 2008 (the “prior prospectus supplement”), to the extent not otherwise different from the terms set forth below:

Issuing Entity:	Citibank Credit Card Issuance Trust
Principal Amount:	$1,100,000,000
Initial Nominal Liquidation Amount:	Principal Amount
Ratings:	AAA or its equivalent by at least one nationally recognized rating agency
Interest Rate:	One-month LIBOR plus 1.15% per annum (for the initial interest period LIBOR will be interpolated between one-month and two-month LIBOR)
Expected Principal Payment Date:	January 23, 2018
Legal Maturity Date:	January 23, 2020
Expected Issuance Date:	February 8, 2008
Date Interest begins to accrue:	Issuance Date
Interest Payment Dates:
23rd day of each month, beginning March 2008; provided, however, that if an event of default or early redemption event occurs with respect to these Class A notes, or if these Class A notes are not paid in full on the expected principal payment date, the issuance trust will begin making principal and interest payments on the 23rd day of every month

Price to Public:	$1,100,000,000 (or 100.00%)
Underwriting Discount:	$3,850,000 (or 0.35%)
Proceeds to issuance trust:	$1,096,150,000 (or 99.65%)
Underwriters and allocations:	Citi, $275,000,000 Lehman Brothers, $275,000,000 Merrill Lynch & Co., $275,000,000 RBS Greenwich Capital, $275,000,000
Underwriters' Concession:	0.30%
Reallowance Concession:	0.18%
Monthly Accumulation Amount:	An amount equal to one twelfth of the initial dollar principal amount of these Class A notes
Maximum Class B Note Subordination:	An amount equal to 5.98291% of the initial dollar principal amount of these Class A notes
Maximum Class C Note Subordination:	An amount equal to 7.97721% of the initial dollar principal amount of these Class A notes
Minimum Denomination:	$100,000 and multiples of $1,000 in excess of that amount
Stock Exchange Listing:	Application will be made to list on the Irish Stock Exchange
Outstanding Notes of the Citiseries:
As of January 31, 2008, there were 76 subclasses of notes of the Citiseries outstanding, with an aggregate outstanding principal amount of $65,466,249,918, consisting of:
        Class A notes   $57,380,249,918
        Class B notes    $ 3,400,000,000
        Class C notes            $ 4,686,000,000

As of January 31, 2008, the weighted average interest rate payable by the issuance trust in respect of the outstanding subclasses of notes of the Citiseries was 4.82% per annum, consisting of:
        Class A notes    4.79% per annum
        Class B notes     4.82% per annum
        Class C notes     5.24% per annum

The issuance trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and the prior prospectus supplement and other documents the issuance trust has filed with the SEC for more complete information about the issuance trust and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  The file number of the issuance trust's registration statement is 333-145220.  Alternatively, the issuance trust, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus and the prior prospectus supplement if you request it by calling 605-331-1567, which you may call collect.